                                                                   EXHIBIT 12.1


                           STEWART ENTERPRISES, INC.
                                AND SUBSIDIARIES

               CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)



                                                                                                                     SIX MONTHS
                                                                                                                        ENDED
                                                                            YEARS ENDED OCTOBER 31,                    APRIL 30,
                                                      --------------------------------------------------------------   ---------
                                                        1996        1997           1998           1999        2000       2001
                                                      --------    --------       --------       --------    --------   ---------
Earnings from operations
  before income taxes...............................  $ 82,075    $106,477(1)    $ 64,964(2)    $142,551(3) $105,187   $52,635(4)

Fixed charges:
  Interest charges..................................    26,051      38,031         44,107         55,543      62,748    29,787
  Interest portion of lease expense.................     1,522       2,181          2,814          2,859       3,379     1,421
                                                      --------    --------       --------       --------    --------   --------
Total fixed charges.................................    27,573      40,212         46,921         58,402      66,127    31,208

Earnings from operations before income
  taxes and fixed charges, less capitalized
  interest..........................................  $109,648   $146,689(1)     $111,599(2)    $200,118(3) $169,960   $83,477(4)
                                                      ========   ========        ========       ========    ========   =======
Ratio of earnings to fixed charges..................      3.98       3.65(1)         2.38(2)        3.43(3)     2.57      2.67(4)
                                                      ========   ========        ========       ========    ========   =======


----------

(1) Excludes cumulative effect of change in accounting principles of $2,324 (net of a $2,230 income tax benefit).

(2) Includes a nonrecurring, noncash charge of $76,762 recorded in connection with the vesting of the Company's performance - based stock options.

(3) Excludes cumulative effect of change in accounting principle of $50,101 (net of a $28,798 income tax benefit).

(4) Excludes cumulative effect of change in accounting principles of $250,004 (net of a $166,669 income tax benefit).

----------
During the periods presented the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.